PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Alamos” means Alamos Gold Inc., a corporation existing under the laws of British Columbia;

(b)

“Alamos Share” means a common share in the capital of Alamos;

(c)

“Alamos Warrant” means a warrant to purchase from Alamos one Alamos Share for a price per Alamos Share equal to the Exercise Price, with exercisability and all other terms and condition of such warrants being the same terms and conditions of the Esperanza Warrants in effect immediately prior to the Effective Time;

(d)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)

“Arrangement Agreement” means the arrangement agreement dated July 12, 2013 among Esperanza, Alamos and Subco, as amended, amended and restated or supplemented prior to the Effective Date;

(f)

“Arrangement Resolution” means the special resolution of the Esperanza Shareholders approving the Arrangement and certain other related matters by an affirmative vote of at least two-thirds of the votes cast at the Esperanza Meeting in person or by proxy by the Esperanza Shareholders voting together as one class on the basis of one vote per Esperanza and, if and to the extent required under MI 61-101, a majority of the votes cast at the Esperanza Meeting in person or by proxy by Esperanza Shareholders in accordance with the minority approval requirements of MI 61-101;

(g)

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(h)

“Business Day” means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(i)

“Court” means the Supreme Court of British Columbia;

(j)

“Depositary” means any trust company, bank or financial institution agreed to in writing between Alamos and Esperanza for the purpose of delivering the consideration to the Former Esperanza Shareholders and Esperanza Optionholders in connection with the Arrangement;

(k)

“Dissent Rights” shall have the meaning ascribed thereto in section 5.1;

(l)

“Dissenting Shareholder” means a Esperanza Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Esperanza Shares;

(m)

“Effective Date” means the date that is two Business Days following the satisfaction or waiver of all of the conditions to the completion of the Arrangement as set out in sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (other than those conditions that, by their terms, cannot be satisfied until the Effective Date), as confirmed in writing by Esperanza and Alamos, or such other date as Esperanza and Alamos may agree in writing, acting reasonably;

(n)

“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date or such other time as may be agreed in writing between Alamos and Esperanza;

(o)

“Esperanza” means Esperanza Resources Corp., a company existing under the BCBCA;

(p)

“Esperanza Meeting” means the special meeting of Esperanza Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(q)

“Esperanza Option” means an outstanding option to purchase Esperanza Shares governed by the Esperanza Stock Option Plan;

(r)

“Esperanza RSU Holders” means the holders of Esperanza RSUs;

(s)

“Esperanza RSUs” means outstanding restricted share units granted under the Esperanza Restricted Share Unit Plan effective May 11, 2012;

(t)

“Esperanza Shareholders” means the registered holders of Esperanza Shares;

(u)

“Esperanza Shares” means the common shares, without par value, in the capital of Esperanza as constituted immediately prior to the Effective Time;

(v)

“Esperanza Stock Option Plan” means the Stock Option Plan, of Esperanza, as amended, as most recently approved by Esperanza Shareholders on June 12, 2012;

(w)

“Esperanza Warrants” means outstanding warrants to purchase Esperanza Shares issued under the warrant indenture made as of Mary 24, 2012 between Esperanza and Computershare Trust Company of Canada, as warrant agent;

(x)

“Exercise Price” means $29.48;

(y)

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Esperanza and Alamos, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Esperanza and Alamos, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Esperanza and Alamos, each acting reasonably) on appeal;

(z)

“Former Esperanza Shareholders” means the Esperanza Shareholders immediately prior to the Effective Time;

(aa)

“In the Money Esperanza Options” means an Esperanza Option with an exercise price of less than $0.85 per Esperanza Share;

(bb)

“Interim Order” means the interim order of the Court, in a form acceptable to Esperanza and Alamos, acting reasonably, providing for, among other things, the calling and holding of the Esperanza Meeting, as the same may be amended by the Court with the consent of Esperanza and Alamos, each acting reasonably;

(cc)

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(dd)

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(ee)

“Notice of Dissent” means a written objection to the Arrangement Resolution by way of a notice of dissent duly and validly given by a Esperanza Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(ff)

“Out of the Money Esperanza Options” means an Esperanza Option with an exercise price of $0.85 or greater per Esperanza Share;

(gg)

“Parties” means Esperanza, Alamos and Subco and “Party” means any of them;

(hh)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Esperanza and Alamos, each acting reasonably;

(ii)

“Subco” means 0975064 B.C. Ltd., a company existing under the BCBCA and a wholly-owned subsidiary of Alamos;

(jj)

“Tax Act” means the Income Tax Act (Canada), as amended from time to time; and

(kk)

“Taxes” shall have the meaning given to such term in the Arrangement Agreement.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein, unless otherwise indicated.

2.2

Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Esperanza, the Esperanza Shareholders, the Esperanza Optionholders, the Esperanza Warrantholders, the Esperanza RSU Holders, Alamos and Subco as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1

Arrangement

Unless otherwise indicated, the following shall occur and shall be deemed to occur, as at the Effective Time, sequentially in the following order without any further act or formality:

(a)

Each In the Money Esperanza Option that has not been duly exercised prior to the Effective Time shall be deemed to be surrendered and shall be cancelled, each agreement relating to each In the Money Esperanza Option shall be terminated and of no further force and effect and each holder of In the Money Esperanza Options shall be entitled to receive for each Esperanza Share subject to such In the Money Esperanza Option immediately prior to the Effective Time: (i) a cash payment from or on behalf of Esperanza equal to the amount by which $0.85 exceeds the applicable exercise price per Esperanza Share of such In the Money Esperanza Option, and (ii) 0.0625 Alamos Warrants; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(b)

Each Out of the Money Esperanza Option that has not been duly exercised prior to the Effective Time shall be deemed to be surrendered and shall be cancelled, each agreement relating to each Out of the Money Esperanza Option shall be terminated and of no further force and effect.

(c)

The Esperanza Shares held by Dissenting Shareholders shall be acquired by Subco (free and clear of all Liens) without any further act or formality and such Dissenting Shareholders shall cease to be the holders of such Esperanza Shares and to have any rights as holders of such Esperanza Shares other than the right to be paid fair value for such Esperanza Shares as set out in section 5.1, and such Dissenting Shareholders' names shall be removed as the holders of such Esperanza Shares from the central securities register of Esperanza Shares.

(d)

Each Esperanza Share issued and outstanding at the Effective Time will be deemed to be transferred to and acquired by Subco (without any action on the part of the holder of the Esperanza Shares and free and clear of any Liens) and each Former Esperanza Shareholder shall be deemed to have (i) executed and delivered all share certificates, acknowledgements, instruments of transfer, consents, releases, assignments and waivers, statutory or otherwise, required to transfer and exchange such shares, (ii) ceased to be the holder of the Esperanza Shares so transferred, (iii) ceased to have any rights with respect to such Esperanza Shares, and will be entitled to receive a cash payment of $0.85 and 0.0625 Alamos Warrants for each Esperanza Share held immediately prior to the Effective Time; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(e)

The name of each Former Esperanza Shareholder will be removed from the register of Esperanza Shareholders and Subco will be added to the register of Esperanza Shareholders such that Subco is the sole shareholder of Esperanza.

(f)

Each outstanding Esperanza Warrant, shall without any further action on the part of any holder of an Esperanza Warrant be exchanged for 0.15 Alamos Warrants; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(g)

Each Esperanza RSU that is outstanding shall be redeemed for the equivalent number of Esperanza Shares, which shall immediately be deemed to be transferred to and acquired by Subco without any further act or formality on the part of the holder thereof in exchange for a cash payment of $0.85 and 0.0625 Alamos Warrants for each Esperanza Share; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

3.2

Supplementary Actions

Notwithstanding that the transactions and events set out in section  shall occur and shall be deemed to occur in the order therein set out without any further act or formality, after the Effective Time, Esperanza, Alamos and Subco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section , including without limitation, any resolutions of directors authorizing the issue, exchange, transfer, redemption or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor, any necessary addition to or deletions from share registers or other registries, and any documents required to convey title.

ARTICLE 4
CERTIFICATES AND DOCUMENTATION

4.1

Exchange of Esperanza Options and Esperanza RSU Certificates for Cash

Following receipt of the Final Order and prior to the Effective Date, Alamos shall deposit, or cause to be deposited, cash in immediately available funds in an amount sufficient to pay all cash amounts payable, and certificates representing all Alamos Warrants issuable, to the holders of In the Money Esperanza Options and Esperanza RSU Holders pursuant to section  and section (g) hereof, as applicable. From and after the Effective Time, the Depositary shall be deemed to hold such funds for the sole benefit of the holders of In the Money Esperanza Options and Esperanza RSU Holders, as applicable. Upon surrender to the Depositary for cancellation of a certificate or other instrument or acknowledgement which immediately prior to the Effective Time represented outstanding In the Money Esperanza Options or Esperanza RSUs, as applicable, together with such additional documents and instruments as the Depositary may reasonably require, the party surrendering such certificate or other instrument or acknowledgement shall be entitled to receive in exchange therefor and the Depositary shall deliver to such party the cash and certificate representing Alamos Warrants which such holder of In the Money Esperanza Options or Esperanza RSU Holder, as applicable, has the right to receive pursuant to section  or (g) hereof, as applicable, net of any applicable withholding Taxes. Certificates representing the Esperanza Shares issuable upon redemption of the RSUs in accordance with section 3.1(g) hereof shall not be issued.

4.2

Exchange of Share Certificates for Cash

Following receipt of the Final Order and prior to the Effective Date, Alamos shall deposit, or cause to be deposited, cash in immediately available funds with the Depositary in an amount sufficient to pay all cash amounts payable, and all Alamos Warrants issuable, to the Former Esperanza Shareholders pursuant to section  hereof. From and after the Effective Time, the Depositary shall be deemed to hold such funds for the sole benefit of the Former Esperanza Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Esperanza Shares, which Esperanza Shares were transferred to and acquired by Subco at the Effective Time under this Plan of Arrangement, together with such additional documents and instruments as the Depositary may reasonably require, a Former Esperanza Shareholder surrendering such certificate shall be entitled to receive in exchange therefor and the Depositary shall deliver to such Former Esperanza Shareholder, the cash and certificate representing Alamos Warrants which such Former Esperanza Shareholder has the right to receive pursuant to section  hereof, net of any applicable withholding Taxes.

4.3

Certificates for Alamos Warrants Issued in Exchange for Esperanza Warrants

Immediately after the Effective Time, any document or instrument previously evidencing outstanding Esperanza Warrants shall thereafter evidence the Alamos Warrants to which the former holder of such Esperanza Warrants is entitled to receive pursuant to sections .  A former holder of Esperanza Warrants shall be entitled, upon delivery to the Depositary after the Effective Time of the certificate or other document or agreement previously evidencing an outstanding Esperanza Warrant, to receive a replacement certificate or other document or agreement evidencing the Alamos Warrants, as the case may be, to which such holder is entitled, which reflects the terms of the Alamos Warrants and the Plan of Arrangement.

4.4

Interest Bearing Account

The cash deposited with the Depositary under this Plan of Arrangement shall be held in an interest bearing account, and any interest earned upon such funds shall be held for the account of Alamos or Subco, as the case may be.

4.5

Effect of Certificate

After the Effective Time and until surrendered for cancellation as contemplated by sections  and  hereof, each certificate that immediately prior to the Effective Time represented (a) one or more Esperanza Shares (other than those Esperanza Shares held by a Dissenting Shareholder or Alamos or any of its affiliates) that were transferred to and acquired by Subco at the Effective Time, (b) one or more Esperanza Options that were deemed to be exchanged or cancelled at the Effective Time, (c) one or more Esperanza Warrants that were deemed to be exchanged at the Effective Time or (d) one or more Esperanza RSUs that were deemed to be redeemed at the Effective Time, shall be deemed at all times to represent only the right to receive in exchange therefor the consideration that the holder thereof is entitled to receive in accordance with section , section , section (d), section (f) or section (g) hereof, as applicable.

4.6

Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Esperanza Shares, In the Money Esperanza Options, Esperanza Warrants or Esperanza RSUs that were deemed to be transferred to and acquired by Subco or redeemed by Esperanza pursuant to this Plan of Arrangement or exchanged for Alamos Warrants, as applicable, shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the central securities register or other applicable records maintained by Esperanza, the Depositary will deliver to such person the cash payment or other consideration to which such person is entitled to receive in exchange for such lost, stolen or destroyed certificate. When authorizing such payment and delivery in exchange for such lost, stolen or destroyed certificate which, immediately prior to the Effective Time, represented one or more outstanding Esperanza Shares, the person to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Alamos, Subco and the Depositary (acting reasonably) in such sum as Alamos. Subco and the Depositary may direct, or otherwise indemnify Alamos, Subco and the Depositary in a manner satisfactory to Alamos, Subco and the Depositary (acting reasonably) against any claim that may be made against Alamos, Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.7

Extinction of Rights

Subject to applicable law, if any Former Esperanza Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Esperanza Shares (or an affidavit of loss and bond or other indemnity pursuant to section  hereof), together with such other documents or instruments required to effect the transfer of Esperanza Shares, on or before the sixth anniversary of the Effective Date, such Former Esperanza Shareholder shall be deemed to have donated and forfeited to Alamos any cash, net of any applicable withholding or other Taxes, held by the Depositary in trust for such Former Esperanza Shareholder to which such Former Esperanza Shareholder is entitled in accordance with this Plan of Arrangement. At and after the Effective Time, any certificate formerly representing Esperanza Shares shall represent only the right to receive the consideration provided for in section  or  in accordance with this Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Subco and shall be cancelled.

4.8

Withholding Rights

Alamos, Subco, Esperanza and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any holder of Esperanza Shares, Esperanza Warrants, Esperanza Options and Esperanza RSUs such amounts as Alamos, Subco, Esperanza or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of Esperanza Shares, Esperanza Warrants, Esperanza Options and Esperanza RSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
DISSENT RIGHTS

5.1

Dissent Rights

Pursuant to the Interim Order, Esperanza Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this , the Interim Order and the Final Order, with respect to Esperanza Shares in connection with the Arrangement, provided that the notice of dissent contemplated by section 242 of the BCBCA must be received by Esperanza, Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, Attention: General Counsel, by 10 am (Vancouver time) on the date that is at least two Business Days prior to the date of the Esperanza Meeting or any date to which the Esperanza Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Esperanza Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Esperanza, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Alamos or Subco may enter into the agreement with registered holders who exercise such Dissent Rights and apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Esperanza; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Esperanza Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Esperanza Shares and shall be entitled to receive only the consideration contemplated in section (d) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Alamos, Subco, Esperanza or any other person be required to recognize holders of Esperanza Shares who exercise Dissent Rights as holders of Esperanza Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Esperanza Shares at the Effective Time.

In addition to any other restrictions under section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Esperanza Optionholders, (ii) Esperanza Warrantholders, (iii) Esperanza RSU Holders and (iv) holders of Esperanza Shares who vote or have instructed a proxyholder to vote such Esperanza Shares in favour of the Arrangement Resolution.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1

Amendments to Plan of Arrangement

(a)

Alamos, Subco and Esperanza reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be agreed to in writing by Alamos, Subco and Esperanza contained in a written document which is filed with the Court and, if made following the Esperanza Meeting, approved by the Court and communicated to Esperanza Shareholders, Esperanza Optionholders, Esperanza Warrantholders and Esperanza RSU Holders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Esperanza at any time prior to the Esperanza Meeting provided that Alamos shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Esperanza Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Esperanza Meeting shall be effective only if it is consented to in writing by each of Alamos and Esperanza; and, if required by the Court, it is consented to by Esperanza Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding the foregoing provisions of this section , no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

6.2

Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section  of the Arrangement Agreement, no party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.